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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 2)1

                            SPURLOCK INDUSTRIES, INC.
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                   852190-10-7
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                                 (CUSIP Number)

                        IRVINE R. SPURLOCK, 125 BANK ST.,
                     WAVERLY, VIRGINIA 23890; (804) 834-8980
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 MARCH 12, 1999
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 6 Pages)




         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

----------------------------                        ----------------------------
   CUSIP No. 852190-10-7          SCHEDULE 13D           Page 2 of 6 Pages
----------------------------                        ----------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Irvine R. Spurlock
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |_|
                                                                      (b)    |_|
          Not Applicable
--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   50,000
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  3,134,800
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  50,000
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  3,134,800
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,184,800
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
          Not Applicable
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          46.9%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D
                               Irvine R. Spurlock
                                  Amendment #2


Item 1:           Security and Issuer.

                  No Change

Item 2:           Identity and Background.

                  No Change

Item 3:           Source and Amount of Funds or Other Consideration.

                  Item 3 is amended to reflect that the Spurlock Family Limited Partnership now owns 3,114,800 shares of the Issuer's common stock due to the conveyance to Lee Rasmussen as set forth in
                  Item 4 below.

Item 4:           Purpose of Transaction.

                  Item 4(a) is amended by adding the following:

                  (a) The Spurlock Family Limited Partnership ("Partnership") pursuant to an agreement entered into in December 1998, transferred 225,000 shares of common stock of the Issuer to Lee Rasmussen on March 12, 1999. Certain individuals have "put" rights under the agreement which would require the Spurlock Family Limited Partnership to purchase certain shares of stock from the individuals at a certain price as more specifically provided for in the agreement attached as Exhibit B to the first Amended 13D filed March 2, 1999. The individuals with "put" rights are: Lee Rasmussen, Beverly Dittemore, Jeffrey T. Coats, Ernest Reeves, Christine Olsen, Sheila Rasmussen, Vernon Rasmussen and Douglas Richmond (hereinafter the "Rasmussen Group"). The purpose of the transaction is to settle a lawsuit filed by the Rasmussen Group disputing certain actions taken by Harold N. Spurlock, Sr., Irvine R. Spurlock, and H. Norman Spurlock, Jr. as officers and directors of the Issuer.

                  (b)      No Change

                  Except as noted above and in the previous Schedule 13D filings, there are no plans or proposals which Mr. Irvine R. Spurlock may have which relate to or would result in:

                  (a)      the disposition of securities of the Issuer;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;




                               Page 3 of 6 Pages

                  (d) any change in the present board of directors or management of the Issuer, including any plans or proposals that change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of the Issuer;

                  (f) any other material change in the Issuer's business or corporate structure;

                  (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (j)      any action similar to any of those enumerated above.



Item 5:           Interest in Securities of the Issuer.

                  (a) The Aggregate number of shares of common stock beneficially owned by Mr. Spurlock is 3,184,800 including an option to purchase 50,000 shares of the common stock of the Issuer or 46.9% of issued and outstanding shares of common stock including an option to purchase 50,000 shares of the common stock of the Issuer.

                  (b) Item 5(b) is amended to reflect the following: Mr. Spurlock has the power to revoke the Trust noted above and therefore the right to dispose of the 20,000 held in trust, except that unanimous consent of the trustees is required to dispose of the trust property until the Expiration Date as defined in the Voting Agreement noted in Item 4(b) and attached as Exhibit C to the First Amended filing. Following the Rasmussen conveyance set forth above, Mr. Spurlock has the shared power to dispose of 3,114, 800 shares of common stock of the Issuer held by the Partnership. Consequently, Mr. Spurlock has the shared dispositive power over 3,134,800 shares of common stock of the Issuer. Mr. Spurlock possess the shared power to vote 3,134,800 shares of the common stock of the Issuer.



                               Page 4 of 6 Pages

                  (c) Item 5(c) is amended to reflect that the Partnership, after the conveyance to Lee Rasmussen noted in Item 4(a) above, is now the owner of 3,114,800 shares of common stock of the Issuer.

                           See those transactions listed in Items 3 & 4 and in previously filed Schedule 13Ds.

                  (d)      No change

                  (e)      No change


Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  See Items 3 & 4 above and in previously filed Schedule 13Ds.

Iten 7:           Material to be Filed as Exhbits.

                  Exhibit B (ATTACHED TO SCHEDULE 13D FILED MARCH 2, 1999)- Settlement Agreement made in December, 1998 between Lee Rasmussen, et al. and Harold D. Spurlock, Sr., Irvine R. Spurlock, H. Norman Spurlock, Jr. and the Spurlock Family Limited Partnership.

                  Exhibit C (ATTACHED TO SCHEDULE 13D FILED MARCH 2, 1999) - Voting Agreement dated December 18, 1998 by and between Borden Chemical, Inc., SII Acquisition Company; Phillip S. Sumpter, Katherine G. Sumpter, Irvine R. Spurlock, Harold N. Spurlock, Sr., Spurlock Family Corporation, Spurlock Family Limited Partnership, the Harold N. Spurlock Declaration of Living Trust Dated December 17, 1998 and the Irvine R. Spurlock Declaration of Living Trust Dated December 17, 1998.




                               Page 5 of 6 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.




Date:    March 16, 1999                            /s/ Irvine R. Spurlock
                                            ------------------------------------
                                                     Irvine R. Spurlock





Attention:    Intentional  misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).